# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Archrock, Inc., CIK 0001389050
CUSIP: 03957W106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9807 KATY FREEWAY, STE 100, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001102578

## Reporting persons
- EARNEST PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,066,954; shared voting power 1,788,919; sole dispositive power 10,034,788; shared dispositive power 0; aggregate amount beneficially owned 10,034,788 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Archrock, Inc.
Address of issuer's principal executive offices: 9807 KATY FREEWAY, STE 100, HOUSTON, TEXAS, 77024.

## Item 2. Person Filing
Name of person filing: EARNEST Partners, LLC
Address of principal business office or, if none, residence:
1180 Peachtree Street NE
Suite 2300
Atlanta, GA 30309
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 10,034,788.00
Percent of class: 5.7%
Sole power to vote or to direct the vote: 7,066,954.00
Shared power to vote or to direct the vote: 1,788,919.00
Sole power to dispose or to direct the disposition: 10,034,788.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: EARNEST Partners, LLC is filing as an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E). No client interest relates to more than five percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EARNEST PARTNERS LLC: James M. Wilson, Chief Compliance Officer (02/12/2026)